400 — 1818 Cornwall Avenue, Vancouver, British Columbia, Canada V6J 1C7
Tel: (604) 732-6124          Fax: (604) 874-6124
LULULEMON ATHLETICA INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83.
This response letter omits confidential information that was delivered separately to the Division of Corporate Finance. The omissions are denoted with three asterisks (***).
July 1, 2011
Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 2561
Washington, DC 20549

Re:	lululemon athletica inc. Form 10-K for the Fiscal Year Ended January 30, 2011 Filed March 17, 2011 Definitive Proxy Statement on Schedule 14A Filed April 29, 2011 File No. 001-33608
Dear Mr. Reynolds:
This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 10-K for the fiscal year ended January 30, 2011 (filed March 17, 2011) (the “Form 10-K”) and Definitive Proxy Statement (filed April 29, 2011) (the “Proxy Statement”), as set forth in your letter to the Company dated June 17, 2011. For reference purposes, the text of the comments contained in your letter dated June 17, 2011 have been reproduced herein (in bold), with the Company’s response below such comment.
Confidential Treatment of a portion of this letter requested by lululemon athletica inc.

Form 10-K for the Fiscal Year Ended January 30, 2011 Filed March 17, 2011
Exhibits
1.	We note your disclosure that a single Taiwan manufacturer produces your Luon fabric, which is used in more than half of your products. On page 17, you indicate that you do not have any long-term formal written agreements with your suppliers and transact business with suppliers on “an order-by-order basis.” With a view towards disclosure, please explain the relationship with your supplier of Luon and clarify whether it is an arrangement upon which your business is substantially dependent, pursuant to Item 601(b)(1)(ii)(B) of Regulation S-K. Please note Question 146.04 of the Compliance & Disclosure Interpretations of Regulation S-K (available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm).
Company Response:
The Company respectfully advises the Staff that it currently sources the Luon fabric it uses in its products from two separate manufacturers — one manufacturer provides approximately 90% of the Luon used by the Company, while the second manufacturer provides the remaining 10% of the Luon used by the Company. Although these two manufacturers together currently produce all of the Luon fabrics used by the Company, the Company believes these services could be obtained from one or more additional manufacturers with little or no additional expense to the Company and/or delay in the timeliness of the Company’s production process. As a result, the Company does not believe that its business is substantially dependent on its relationship with either or both of these manufacturers. The Company also confirms that it has no long-term formal written or oral agreement with either of these manufacturers. Based on the foregoing, the Company does not consider these arrangement to constitute material contracts that would be required to be filed in accordance with Item 601(b)(1)(ii)(B) of Regulation S-K.
Part III Executive Compensation, Incorporated by Reference to Definitive Proxy Statement Filed April 29, 2011, page 30
2.	Please confirm in future filings that you will provide a more thorough discussion of the mechanics of how your annual cash performance incentives operate in relation to your performance measures. Please address the following items:
•	Please provide quantitative or narrative disclosure of your Individual Performance Goals described as the “company’s U.S. operating income and other performance metrics,” on pages 33 and 34.
•	Please discuss how the compensation committee determines, or what factors it considers, as to whether it will “make adjustments to the corporate and individual performance goals” when “certain extraordinary and/or non-recurring events such as acquisitions, dispositions, and other corporate transactions that could have an effect on [your] operating budget during the preceding fiscal year,” as referenced on page 32. For example, it is unclear whether the committee must follow preset policies or standards to determine how to exercise this authority or whether it effectively has absolute discretion with respect to determining final incentive compensation amounts. Also, please clarify whether you will provide explanatory disclosure, pursuant to Item 402(b)(2)(vi) of Regulation S-K, in future filings if the committee exercises this authority.
Confidential Treatment of a portion of this letter requested by lululemon athletica inc.

•	Please clarify under what circumstances a NEO would receive up to 150% of the corporate target opportunity or less than 100%, as you only provide company performance measures either above or below the financial measures you provide on page 33. For example, if a NEO does not meet the 100% bonus performance measures, it is unclear whether his or her bonus would be 0% of the corporate target opportunity or if it is some sort of pro rata formula.
Please provide us with draft disclosure in your response.
Company Response:
The Company respectfully confirms that, in its future filings, it will provide a more thorough discussion of the mechanics of how its annual cash performance incentives operate in relation to its performance measures. The following is a draft of the type of additional disclosures the Company expects to include in its future filings:
•	Each officer that is a participant in the Executive Bonus Plan is required to provide to the Management Development and Compensation Committee his or her draft “individual performance goals” within 90 days after the beginning of the applicable plan year. The Management Development and Compensation Committee will then determine, in its sole discretion, whether modifications to such individual performance goals are needed in order to align the individual performance goals with the Company’s overall growth and development strategy. The Management Development and Compensation Committee will also consider whether the proposed individual performance goals are measurable for purposes of determining such officer’s satisfaction of his or her goals after the completion of relevant the plan year. Examples of such individual performance goals for a particular plan year could include one or more of the following: the Company’s operating income for certain geographic regions; the average annualized sales per store; and the number of new stores opened within a particular geographic region.
Confidential Treatment of a portion of this letter requested by lululemon athletica inc.

•	The Management Development and Compensation Committee may, in its sole discretion, make adjustments to the corporate and individual performance goals to take into account certain extraordinary and/or non-recurring events such as acquisitions, dispositions, and other corporate transactions that could have an effect on the Company’s operating budget during the preceding fiscal year. In determining whether such adjustments are appropriate, the Management Development and Compensation Committee may consider whether the original performance goals are no longer applicable or appropriate following the occurrence of an extraordinary transaction. For example, the Company may have established a performance goal based on the Company’s achievement of a certain aggregate revenue amount for its US stores. If the Company acquires a large number of additional stores through a merger with a competitor during the plan year, and such additional stores were not taken into account at the time the revenue goal was established, then the goal could be unfairly skewed in the officer’s favor due to the addition of these newly acquired stores (instead of reflecting organic revenue growth in the Company’s existing stores, as was the intent of the performance measure). In this instance, the Management Development and Compensation Committee could exercise its discretion to modify the performance goal to appropriately account for the additional revenue from the newly acquired stores.
•	The following table provides a breakdown of the financial performance goal components for the Executive Bonus Plan for fiscal 2011, including the relative weight of such goals, and the threshold necessary for an officer to receive 50%, 100% or 150% of his or her target annual incentive. Actual payouts under the plan may range from 0% of the target annual incentive opportunity for performance below a minimum threshold, to a maximum of 150% of the target opportunity for achieving or exceeding the maximum performance level. The minimum threshold goals for each payout percentage are on a sliding scale, with the achievement of 150% of the target annual incentive exponentially more difficult than the achievement of 50% of the target annual incentive.

			Minimum	Minimum	Minimum
			Company	Company	Company
Company			Performance to	Performance to	Performance to
Performance			Achieve 50% of	Achieve 100% of	Achieve 150% of
Measure	Weight		Target Bonus	Target Bonus	Target Bonus
Operating Income	***	%	***	***	***
Company Revenue	***	%	***	***	***
Gross Margin	***	%	***	***	***
Inventory Turns	***	%	***	***	***
Confidential Treatment of a portion of this letter requested by lululemon athletica inc.

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff’s attention to the review of the Form 10-K and Proxy Statement. Please contact me at (604) 732-6124 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4800 if you have any questions about this letter.
Sincerely,

/s/ Christine M. Day
Christine M. Day
Chief Executive Officer lululemon athletica inc.

cc:	Mr. Jim Lopez (SEC Division of Corporate Finance) Mr. John E. Currie (lululemon athletica inc.) Mr. David Negus (lululemon athletica inc.) Mr. Michael Hutchings (DLA Piper LLP (US))
Confidential Treatment of a portion of this letter requested by lululemon athletica inc.

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